PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Conclusions of the Canadian Environmental Assessment Agency

Vancouver BC,  December 19, 2012:  The Company would like to provide some information on the conclusions of the Canadian Environmental Assessment Agency on the Morrison project.

The Canadian Environmental Assessment Agency (“CEAA”) and the British Columbia Environmental Assessment Office (“EAO”) coordinate the federal and provincial Environmental Assessments under the Canada-British Columbia Agreement for Environmental Assessment Cooperation.

The EAO Environmental Assessment concluded that there are no significant adverse environmental effects.  This was supported by an EAO commissioned independent 3rd Party review.  The Executive Director of the EAO also concluded that the proposed Project does not have the potential for significant adverse effects.  In addition, the Executive Directors’ report stated that the EAO determined that there would be no significant residual adverse effects from the proposed Project on water quality and fisheries resources.

The Executive Director’s report also stated the position of the Federal Agencies.  It summarized that “CEAA considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  CEAA has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”

The CEAA draft Comprehensive Study Report, September 2012, concluded that:  “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners.  As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”

The Company wishes to emphasize that PBM is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml